Mail Stop 3561

May 1, 2007

Mr. Gordon Dawson
President
CaddyStats, Inc.
105-501 Silverside Road
Wilmington, DE 19809

Re: **CaddyStats, Inc.**
        Registration Statement on Form SB-2
        File No. 333-141907
        Filed on April 5, 2007

Dear Mr. Dawson,

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update the financial statements as required by Item 310(g) of Regulation S-B. In addition, please provide an updated accountant's consent with each amendment to the filing.

Cover Page

2. Please describe the type of offering and the nature of the underwriting arrangements. Refer to Item 501(a)(9) of Regulation S-B. In addition, please consider Item 501(a)(2) of Regulation S-B, if applicable.

Dealer Prospectus Delivery Obligation, page 4

3. Please note that the dealer prospectus delivery obligation should appear on the outside back cover page of the prospectus. Please revise accordingly. Refer to Item 502(b) of Regulation S-B.

Market for the common shares, page 5

4. Please note that you must be S-3 eligible to rely on Rule 415. Refer to Rule 415(a)(4). As you are not currently S-3 eligible, please be advised that your primary offering must be conducted at a fixed price and may not, as currently indicated in your prospectus, be sold "at the market" after your shares are quoted on the OTC Bulletin Board or an exchange. Please revise this section and the remainder of the registration statement accordingly.

Termination of the offering, page 6

5. Please revise the first sentence of your summary to clarify that the offering will conclude "90 days" after the registration statement becomes effective.

Terms of the offering, page 6

6. The specific method and timing of the sale of common stock must be disclosed in the registration statement. Please revise this section and the remainder of the registration statement accordingly.

Risk Factors, page 7

7. Please revise the third introductory paragraph to confirm that you have identified all material risks, and not merely the "most substantial" ones.

If we do not obtain adequate financing… complete loss of your investment, page 8

8. Your disclosure appears to suggest that your company would be able to maintain its corporate existence for the next twelve months without additional funds, but would be unable to fully pursue its business plan. Please revise the first paragraph of this section for clarity. In addition, please make similar revisions to the third paragraph under "Company Overview" on page 25 to clearly explain your current and anticipated cash needs.

9. We note that the Risk Factors section is lengthy and somewhat redundant. Please consider whether certain risk factors presented are repetitive of, and therefore may be omitted or combined with, other risk factors. Please revise as you deem appropriate.

Forward-Looking Statements, page 14

10. Please note that the safe harbors provided by the U.S Private Securities Litigation Reform Act of 1995 do not apply to initial public offerings. Therefore, please revise the prospectus to delete reference to the Act.

Background of officers and directors, page 18

11. We note that you have provided a general overview of Mr. Dawson's professional career. Please revise this section to focus your discussion on Mr. Dawson's professional experience during the past five years. Refer to Item 401 of Regulation S-B. Also, please delete the phrase "proven success."

Principal Stockholders, page 20

12. Please revise the headings in the table to clarify that the amounts and percentages below reflect beneficial ownership. Additionally, please revise the table to show how beneficial ownership changes if only 25%, 50% or 75% of the shares are sold.

Company History, page 23

13. Please delete the second sentence of the third paragraph and revise the filing to include all the information that a prospective investor might desire. If you are unable to provide this information, please tell us why.

Company Description, page 23

14. Please state whether the company has entered into any agreements to provide guide books for specific golf courses.

Market Opportunity, page 24

15. Please provide the basis for your statement that the golf scorecard is the most important marketing tool for a golf course.

Market for the golf trade, page 24

16. Please identify the sources for the sales figures included in this section.

CaddyStats, Inc.
May 1, 2007
Page 4

Plan of Operation, page 26

17. Please revise the second paragraph on page 26 to describe the "positive reaction" which would be necessary in order for the company to initiate efforts to raise additional funds.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile
        Attn: Gordon Dawson
        CaddyStats, Inc.
        604.646.8801